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                                                       FILED BY VERITAS DGC INC.
                                       PURSUANT TO RULE 425 UNDER THE SECURITIES
                                   ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE
                                                        14A-12 AND RULE 14D-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.


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ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/ Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation / recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o On June 21, 2002 Veritas DGC Inc. and Petroleum Geo-Services ASA entered into an amendment to the Agreement and Plan of Merger and Exchange Agreement dated as of November 26, 2001, among PGS, Veritas, Venus I, Venus Holdco Inc. and Venus Mergerco Inc. A copy of the amendment is filed as Exhibit 2.1 to Veritas's Current Report on Form 8-K, dated June 21, 2002, and is incorporated herein by reference. The text of a joint press release issued by PGS and Veritas regarding the amendment follows:

[PGS LOGO]                                                        [VERITAS LOGO]


                     VERITAS DGC AND PETROLEUM GEO-SERVICES
                       SIGN AMENDMENT TO MERGER AGREEMENT


HOUSTON, TX AND OSLO, NORWAY - JUNE 21, 2002 - Veritas DGC Inc. (NYSE & TSE:
VTS) and Petroleum Geo-Services ASA ("PGS") (NYSE: PGO, OSE: PGS) today announced that the two companies have signed an amendment to the agreement reached on November 26, 2001 to combine the two companies.

The amendment provides for various changes to the November 2001 merger agreement, including the following:

         1) PGS shareholders will receive 0.38 shares of the new holding company for each PGS share or American Depositary Share and Veritas shareholders will receive one share of such new holding company to accomplish the combination. This exchange ratio will result in Veritas shareholders owning approximately 45% and PGS shareholders owning approximately 55% of the new company;

         2) Veritas will be entitled to nominate six of the proposed ten directors of the new company while PGS will be entitled to nominate four directors;

         3) David B. Robson, the Chief Executive Officer of Veritas, will be the Chief Executive Officer of the new company and Reidar Michaelsen, the Chairman and Chief Executive Officer of PGS, will be the Chairman of the Board;

         4) Matthew D. Fitzgerald, the Chief Financial Officer of Veritas, will be the Chief Financial Officer of the new company; and

         5) the transaction is conditioned on Veritas being treated as the acquiror for accounting purposes.

Several conditions to closing have been removed from the merger agreement including those related to PGS employment contracts and oil and gas prices. The closing condition related to Atlantis has been replaced by a right for either party to terminate the transaction during a brief period just prior to the commencement of the PGS exchange offer and the solicitation of proxies from the Veritas shareholders, upon a payment of $7.5 million, if one of the following events does not occur by that time: a) sale of the Atlantis subsidiary for at least $195 million; or b) receipt of a commitment for the placement or sale of equity or equity-linked securities that will yield proceeds to the new company of at least $200 million; or c) sale by PGS of other assets for at least $200 million, or d) a combination of equity commitments or asset sales of at least $200 million. Consequently, if neither party elects to exercise its termination right, the transaction



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